SCHEDULE 13E-3
(Rule 13e-100)
Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
SUTURA, INC.
(Name of the Issuer)
SUTURA, INC.
WHITEBOX CONVERTIBLE ARBITRAGE PARTNERS, L.P.
WHITEBOX HEDGED HIGH YIELD PARTNERS, L.P.
WHITEBOX INTERMARKET PARTNERS, L.P.
PANDORA SELECT PARTNERS, L.P.
SCOT W. MALLOY
GARY S. KOHLER
NOBLES MEDICAL TECHNOLOGIES, INC.
ANTHONY NOBLES
EGBERT RATERING
(Names of Persons Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
869542100
(CUSIP Number of Class of Securities)

Sutura, Inc. 17080 Newhope Street Fountain Valley, CA 92708 Attn: Brian Abraham (714) 437-9801	Whitebox Convertible Arbitrage Partners, L.P.
Whitebox Hedged High Yield Partners, L.P.
Whitebox Intermarket Partners, L.P.
Pandora Select Partners, L.P.
c/o Trident Chambers, P.O. Box 146
Waterfront Drive, Wickhams Cay
Roadtown, Tortola, British Virgin Islands
1-284-494-2434	Scot W. Malloy Gary S. Kohler 3033 Excelsior Blvd. Suite 300 Minneapolis, MN 55416 (612) 253-6001	Nobles Medical Technologies, Inc. Anthony Nobles Egbert Ratering 17092 Newhope Street Fountain Valley, California 92708 (714) 427-0398
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notice and Communications on Behalf of the Persons Filing Statement)
with copies to:

Richard J. Babcock, Esq.	Mark Strefling	Robert F. Zwierlein
Babcock & Associates	Whitebox Advisors, LLC	Zwierlein & Associates
500 Newport Center Drive, Suite 945	3033 Excelsior Boulevard, Suite 300	26440 La Alameda, Suite 200
Newport Beach, CA 92660	Minneapolis, MN 55416	Mission Viejo, California 92691
(714) 243-6123	(612) 253-6001	(714) 420-6388
This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee
$6,750,000	$265.27

*	The proposed maximum value of the transaction is $6,750,000 in cash. The filing fee was determined by multiplying the proposed maximum value of the transaction by .0000393.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $265.27
Form or Registration No.: Schedule 14C
Filing Party: Sutura, Inc.
Date Filed: February 17, 2009

INTRODUCTION
          This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by (1) Sutura, Inc., a Delaware corporation (the “Company,” “we,” or “our”); (2) Whitebox Convertible Arbitrage Partners, L.P., a British Virgin Islands limited partnership; (3) Whitebox Hedged High Yield Partners, L.P., a British Virgin Islands limited partnership; (4) Whitebox Intermarket Partners, L.P., a British Virgin Islands limited partnership; (5) Pandora Select Partners, L.P., a British Virgin Islands limited partnership; (6) Scot W. Malloy, the senior trader of Whitebox Intermarket Partners, L.P.; (7) Gary S. Kohler, a portfolio manager of Whitebox Intermarket Partners, L.P. and a member of the operating committee of Whitebox Advisors, LLC; (8) Nobles Medical Technologies, Inc., a Delaware corporation (“Nobles Medical”); (9) Anthony Nobles, Ph.D., the former president, chief operating officer, chief science officer and a former director of the Company, the beneficial holder of shares of the Company’s common stock, and the president, chief executive officer and a director and stockholder of Nobles Medical; and (10) Egbert Ratering, a current Executive Vice President and a former director of the Company, the beneficial holder of shares of the Company’s common stock, and a stockholder of Nobles Medical, in connection with a “going private” transaction. The persons and entities referred to in (1)-(10) are sometimes referred to in this Schedule 13E-3 as the “Filing Persons” and the persons and entities referred to in (2)-(7) are sometimes referred to in this Schedule 13E-3 as the “Whitebox Parties.” This Schedule 13E-3 relates to the Asset Purchase Agreement, dated as of December 12, 2008, by and among the Company and Nobles Medical, as amended by the First Amendment to Asset Purchase Agreement, dated February 2, 2009, pursuant to which the Company will sell all of its non-cash assets and $3.0 million of its cash and cash equivalents to Nobles Medical for an aggregate purchase price of $6.75 million in cash. The proceeds from the transactions contemplated by the asset purchase agreement will be paid to Whitebox Advisors, LLC in its capacity as the collection agent for the Whitebox Parties. Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission preliminary copies of an amended information statement under Regulation 14C of the Securities Exchange Act of 1934 (the “Statement”) relating to the transactions contemplated by the asset purchase agreement. The information in the Statement, including all annexes thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Statement.
          The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Statement of the information required to be included in response to the items of this Schedule 13E-3. All information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.
Item 1. Summary Term Sheet.
          The information set forth in the Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Questions and Answers About the Asset Sale”
Item 2. Subject Company Information.
     (a) Name and Address. The name of the subject company is Sutura, Inc. The address of its principal executive office is 17080 Newhope Street, Fountain Valley, California 92708, and its telephone number is (714) 437-9801.
     (b) Securities. The information set forth in the Statement under the caption “Stockholder Consent to the Asset Sale” is incorporated herein by reference.
     (c) Trading Market and Price. The information set forth in the Statement under the caption “Other Important Information Regarding
Sutura – Price Range of Common Stock and Dividend Information” is incorporated herein by reference.

     (d) Dividends. The information set forth in the Statement under the caption “Other Important Information Regarding Sutura – Price Range of Common Stock and Dividend Information” is incorporated herein by reference.
     (e) Prior Public Offerings. None.
     (f) Prior Stock Purchases. None.
Item 3. Identity And Background Of Filing Person.
     (a) Name and Address. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Special Factors – Background of the Asset Sale”
     “Parties to the Transaction”
     “Other Important Information Regarding Nobles Medical and the Whitebox Parties”
     “Other Important Information Regarding Sutura – Directors and Officers of the Company”
     “Other Important Information Regarding Sutura – Security Ownership of Certain Beneficial Owners and Management”
     (b) Business and Background of Entities. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Parties to the Transaction”
     “Other Important Information Regarding Nobles Medical and the Whitebox Parties”
     “Other Important Information Regarding Sutura – Directors and Officers of the Company”
     (c) Business and Background of Natural Persons. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Other Important Information Regarding Nobles Medical and the Whitebox Parties”
     “Other Important Information Regarding Sutura – Directors and Officers of the Company”
Item 4. Terms Of The Transaction.
     (a) Material Terms. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Questions and Answers About the Asset Sale”
     “Special Factors”
     “The Asset Purchase Agreement and Related Documents”
     “Stockholder Consent to the Asset Sale”
     “Annex A – Asset Purchase Agreement”
     (c) Different Terms. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Questions and Answers About the Asset Sale”
     “Special Factors – Interests of Certain Persons in the Asset Sale”
     “Special Factors – Provisions for Unaffiliated Securityholders”
     (d) Appraisal Rights. The information set forth in the Statement under the caption “Special Factors – Absence of Dissenters’ Rights” is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Statement under the caption “Special Factors – Provisions for Unaffiliated Securityholders” is incorporated herein by reference.
     (f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Special Factors – Background of the Asset Sale”
     “Special Factors – Interests of Certain Persons in the Asset Sale”
     “Special Factors – Purposes, Reasons and Plans for the Company after the Asset Sale”
     (b) Significant Corporate Events. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Special Factors – Background of the Asset Sale”
     “Special Factors – Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Asset Purchase Agreement”
     “Special Factors – Position of Mr. Anthony Nobles, Mr. Egbert Ratering and Nobles Medical as to Fairness”
     “Special Factors – Position of the Whitebox Parties as to Fairness”
     “Special Factors – Purposes and Reasons of Nobles Medical, Mr. Anthony Nobles and Mr. Egbert Ratering for the Asset Sale”
     “Special Factors – Purposes and Reasons of the Whitebox Parties for the Asset Sale”
     “Special Factors – Purposes, Reasons and Plans for the Company after the Asset Sale”
     “Special Factors – Interests of Certain Persons in the Asset Sale”
     “The Asset Purchase Agreement and Related Documents”
     “Annex A – Asset Purchase Agreement”
     (c) Negotiations or Contacts. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Special Factors – Background of the Asset Sale”
     “Special Factors – Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Asset Purchase Agreement”
     (e) Agreements Involving the Company’s Securities. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Special Factors – Background of the Asset Sale”
     “Special Factors – Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Asset Purchase Agreement”
     “Special Factors – Interests of Certain Persons in the Asset Sale”
Item 6. Purposes of the Transaction and Plans or Proposals.
     (b) Use of Securities Acquired. Not applicable.
     (c) Plans. The information set forth in the Statement under the following captions is incorporated herein by reference:

     “Summary Term Sheet”
     “Special Factors – Background of the Asset Sale”
     “Special Factors – Purposes and Reasons of Nobles Medical, Mr. Anthony Nobles and Mr. Egbert Ratering for the Asset Sale”
     “Special Factors – Purposes and Reasons of the Whitebox Parties for the Asset Sale”
     “Special Factors – Purposes, Reasons and Plans for the Company after the Asset Sale”
     “Special Factors – Certain Effects of the Asset Sale”
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) Purposes. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Special Factors – Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Asset Purchase Agreement”
     “Special Factors – Position of Mr. Anthony Nobles, Mr. Egbert Ratering and Nobles Medical as to Fairness”
     “Special Factors – Position of the Whitebox Parties as to Fairness”
     “Special Factors – Purposes and Reasons of Nobles Medical, Mr. Anthony Nobles and Mr. Egbert Ratering for the Asset Sale”
     “Special Factors – Purposes and Reasons of the Whitebox Parties for the Asset Sale”
     “Special Factors – Purposes, Reasons and Plans for the Company after the Asset Sale”
     “Special Factors – Certain Effects of the Asset Sale”
     “Special Factors – Interests of Certain Persons in the Asset Sale”
     (b) Alternatives. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Special Factors – Background of the Asset Sale”
     “Special Factors – Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Asset Purchase Agreement”
     “Special Factors – Position of Mr. Anthony Nobles, Mr. Egbert Ratering and Nobles Medical as to Fairness”
     “Special Factors – Position of the Whitebox Parties as to Fairness”
     “Special Factors – Purposes and Reasons of Nobles Medical, Mr. Anthony Nobles and Mr. Egbert Ratering for the Asset Sale”
     “Special Factors – Purposes and Reasons of the Whitebox Parties for the Asset Sale”
     “Special Factors – Purposes, Reasons and Plans for the Company after the Asset Sale”
     “Special Factors – Conduct of the Company’s Business if the Asset Sale is Not Completed”
     (c) Reasons. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Special Factors – Background of the Asset Sale”
     “Special Factors – Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Asset Purchase Agreement”
     “Special Factors – Position of Mr. Anthony Nobles, Mr. Egbert Ratering and Nobles Medical as to Fairness”
     “Special Factors – Position of the Whitebox Parties as to Fairness”
     “Special Factors – Purposes and Reasons of Nobles Medical, Mr. Anthony Nobles and Mr. Egbert Ratering for the Asset Sale”
     “Special Factors – Purposes and Reasons of the Whitebox Parties for the Asset Sale”
     “Special Factors – Purposes, Reasons and Plans for the Company after the Asset Sale”
     “Special Factors – Certain Effects of the Asset Sale”
     “Special Factors – Conduct of the Company’s Business if the Asset Sale is Not Completed”
     “Special Factors – Interests of Certain Persons in the Asset Sale”
     (d) Effects. The information set forth in the Statement under the following captions is incorporated herein by reference:

     “Special Factors – Background of the Asset Sale”
     “Special Factors – Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Asset Purchase Agreement”
     “Special Factors – Purposes and Reasons of Nobles Medical, Mr. Anthony Nobles and Mr. Egbert Ratering for the Asset Sale”
     “Special Factors – Purposes and Reasons of the Whitebox Parties for the Asset Sale”
     “Special Factors – Purposes, Reasons and Plans for the Company after the Asset Sale”
     “Special Factors – Certain Effects of the Asset Sale”
     “Special Factors – Interests of Certain Persons in the Asset Sale”
     “Special Factors – Material U.S. Federal Income Tax Consequences”
     “The Asset Purchase Agreement and Related Documents”
     “Annex A – Asset Purchase Agreement”
Item 8. Fairness of the Transaction.
     (a) Fairness. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Special Factors – Background of the Asset Sale”
     “Special Factors – Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Asset Purchase Agreement”
     “Special Factors – Opinion of Craig-Hallum”
     “Special Factors – Position of Mr. Anthony Nobles, Mr. Egbert Ratering and Nobles Medical as to Fairness”
     “Special Factors – Position of the Whitebox Parties as to Fairness”
     “Annex B – Opinion of Craig-Hallum”
     (b) Factors Considered in Determining Fairness. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Special Factors – Background of the Asset Sale”
     “Special Factors – Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Asset Purchase Agreement”
     “Special Factors – Opinion of Craig-Hallum”
     “Special Factors – Position of Mr. Anthony Nobles, Mr. Egbert Ratering and Nobles Medical as to Fairness”
     “Special Factors – Position of the Whitebox Parties as to Fairness”
     “Special Factors – Purposes and Reasons of Nobles Medical, Mr. Anthony Nobles and Mr. Egbert Ratering for the Asset Sale”
     “Special Factors – Purposes and Reasons of the Whitebox Parties for the Asset Sale”
     “Special Factors – Purposes, Reasons and Plans for the Company after the Asset Sale”
     “Annex B – Opinion of Craig-Hallum”
     (c) Approval of Security Holders. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Questions and Answers About the Asset Sale”
     “Stockholder Consent to the Asset Sale”
     (d) Unaffiliated Representative. The information set forth in the Statement under the caption “Special Factors – Unaffiliated Representative” is incorporated herein by reference.
     (e) Approval of Directors. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Special Factors – Background of the Asset Sale”

     “Special Factors – Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Asset Purchase Agreement”
     (f) Other Offers. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Special Factors – Background of the Asset Sale”
     “Special Factors – Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Asset Purchase Agreement”
Item 9. Reports, Opinions, Appraisals and Negotiations.
     (a) Report, Opinion or Appraisal. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Special Factors – Background of the Asset Sale”
     “Special Factors – Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Asset Purchase Agreement”
     “Special Factors – Position of Mr. Anthony Nobles, Mr. Egbert Ratering and Nobles Medical as to Fairness”
     “Special Factors – Position of the Whitebox Parties as to Fairness”
     “Special Factors – Opinion of Craig-Hallum”
     “Annex B – Opinion of Craig-Hallum”
     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Special Factors – Background of the Asset Sale”
     “Special Factors – Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Asset Purchase Agreement”
     “Special Factors – Opinion of Craig-Hallum”
     “Annex B – Opinion of Craig-Hallum”
     (c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Company common stock or representative who has been so designated in writing.
Item 10. Source and Amounts of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Special Factors – Purposes, Reasons and Plans for the Company after the Asset Sale”
     “Special Factors – Financing”
     “Special Factors – Sources and Uses of Funds”
     “Special Factors – Fees and Expenses”
     “The Asset Purchase Agreement and Related Documents”
     “Annex A – Asset Purchase Agreement”
     (b) Conditions. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Questions and Answers About the Asset Sale”
     “Special Factors – Regulatory Approvals”
     “The Asset Purchase Agreement and Related Documents – Asset Purchase Agreement – Conditions Precedent to the Closing of the Asset Sale”

     (c) Expenses. The information set forth in the Statement under the caption “Special Factors – Fees and Expenses” is incorporated herein by reference.
     (d) Borrowed Funds. Not applicable.
Item 11. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Special Factors – Interests of Certain Persons in the Asset Sale”
     “Other Important Information Regarding Sutura – Security Ownership of Certain Beneficial Owners and Management”
     (b) Securities Transactions. None.
Item 12. The Solicitation or Recommendation.
     (d)-(e) Intent to Tender or Vote in Going-Private Transaction; Recommendations of Others. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Questions and Answers About the Asset Sale”
     “Special Factors – Background of the Asset Sale”
     “Special Factors – Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Asset Purchase Agreement”
     “Special Factors – Position of Mr. Anthony Nobles, Mr. Egbert Ratering and Nobles Medical as to Fairness”
     “Special Factors – Position of the Whitebox Parties as to Fairness”
     “Stockholder Consent to the Asset Sale”
Item 13. Financial Statements.
     (a) Financial Information. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “Other Important Information Regarding Sutura – Financial Statements”
     “Annex C – Audited Financial Statements of the Company as of December 31, 2008”
     (b) Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. The information set forth in the Statement under the caption “Special Factors – Background of the Asset Sale” is incorporated herein by reference.
     (b) Employees and Corporate Assets. The information set forth in the Statement under the following captions is incorporated herein by reference:
     “The Asset Purchase Agreement and Related Documents – Ancillary Agreements – Escrow Agreement”
     “The Asset Purchase Agreement and Related Documents – Asset Purchase Agreement – Break-up Fee”

Item 15. Additional Information.
     (b) Other Material Information. The entire Statement, including all Annexes thereto, is incorporated herein by reference.
Item 16. Exhibits.
     (a)(3) Information Statement of Sutura, Inc. on Schedule 14C filed with the SEC on April 17, 2009 (incorporated herein by reference).
     (c)
     (c)(1) Opinion of Craig-Hallum Capital Group LLC, dated December 4, 2008, delivered to the Special Committee of the Company’s Board of Directors (incorporated herein by reference to Annex B to the Statement).
     (c)(2) Presentation of Craig-Hallum Capital Group LLC delivered to the Special Committee of the Company’s Board of Directors on December 4, 2008.
     (d)
     (d)(1) Asset Purchase Agreement, dated as of December 12, 2008, by and among Sutura, Inc. and Nobles Medical Technologies, Inc., as amended (incorporated herein by reference to Annex A to the Statement).
     (d)(2) Letter agreement, dated as of December 4, 2008, between Sutura, Inc., Whitebox Advisors, LLC, as collection agent, and the Whitebox Parties, as amended.
     (f) The information set forth in the Statement under the caption “Special Factors – Absence of Dissenters’ Rights” is incorporated herein by reference.
     (g) None.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sutura, Inc.

By:	/s/ Brian Abraham
Name: Brian Abraham
Title: CEO
Date: 4/15/09

Whitebox Convertible Arbitrage Partners, L.P.

By:	/s/ Jonathan Wood
Name: Jonathan Wood
Title: Director
Date: 4/15/09

Whitebox Hedged High Yield Partners, L.P.

By:	/s/ Jonathan Wood
Name: Jonathan Wood
Title: Director
Date: 4/15/09

Whitebox Intermarket Partners, L.P.

By:	/s/ Jonathan Wood
Name: Jonathan Wood
Title: Director
Date: 4/15/09

Pandora Select Partners, L.P.

By:	/s/ Jonathan Wood
Name: Jonathan Wood
Title: Director
Date: 4/15/09

/s/ Scot W. Malloy

Scot W. Malloy

/s/ Gary S. Kohler

Gary S. Kohler

Nobles Medical Technologies, Inc.

By:	/s/ Anthony Nobles
Name: Anthony Nobles
Title: President/CEO
Date: 4/15/09

/s/ Anthony Nobles

Anthony Nobles

/s/ Egbert Ratering

Egbert Ratering